OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME:	ADVERSARY ACTIONS
MATTER DETAIL:	THIS IS AN UPDATE TO THE MATTER TITLED "ADVERSARY ACTIONS." SINCE SEPTEMBER 2009, BARCLAYS HAS BEEN ENGAGED IN LITIGATION WITH VARIOUS ENTITIES THAT HAVE SOUGHT TO CHALLENGE CERTAIN ASPECTS OF THE TRANSACTION PURSUANT TO WHICH BARCLAYS ACQUIRED MOST OF THE ASSETS OF LEHMAN BROTHERS INC. (LBI) IN SEPTEMBER 2008, AS WELL AS THE COURT ORDER (ORDER) APPROVING THE SALE (SALE). THE ORDER WAS UPHELD BY THE COURTS AND IS NO LONGER BEING CHALLENGED. ON AUGUST 5TH, 2014, THE SECOND CIRCUIT AFFIRMED THE SDNY'S RULINGS IN FAVOR OF BARCLAYS ON CERTAIN CLAIMS WITH RESPECT TO ITS RIGHTS OVER ASSETS FROM THE SALE. ON OCTOBER 1ST, 2014, THE TRUSTEE FOR LBI FILED A MOTION WITH THE SDNY TO CONFIRM THE SCOPE OF THE SDNY'S JUDGEMENT REGARDING THE AMOUNT BARCLAYS IS ENTITLED TO RECEIVE. ON DECEMBER 15TH, 2014, THE TRUSTEE REQUESTED THAT THE US SUPREME COURT REVIEW THE RULINGS OF THE SDNY AND THE SECOND CIRCUIT. ON APRIL 22ND, 2015, THE SDNY RULED IN BARCLAYS' FAVOR BY HOLDING THAT BARCLAYS IS ENTITLED TO RECEIVE ALL OF THE ASSETS CLAIMED BY BARCLAYS. ON MAY 4TH, 2015, THE US SUPREME COURT DENIED THE TRUSTEE'S REQUEST THAT THE SUPREME COURT REVIEW THE RULINGS OF THE SDNY AND THE SECOND CIRCUIT.
FILED BY:	RYANN1
FILED ON:	5/18/2015 4:00:52 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant

or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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